EXHIBIT 99.1

Galapagos increases share capital through warrant exercise by Gilead

Mechelen, Belgium; 6 November 2019, 22.01 CET; regulated information – Galapagos NV (Euronext & NASDAQ: GLPG) announces a share capital increase arising from a warrant exercise by Gilead.

On 1 November 2019, Galapagos NV (the "Company" or "Galapagos") announced that Gilead Therapeutics A1 Unlimited Company, an affiliate of Gilead Sciences, Inc. (NASDAQ: GILD) ("Gilead"), delivered an exercise notice to Galapagos in order to exercise the Initial Warrant A.

Initial Warrant A, approved by Galapagos' shareholders on 22 October 2019, entitles the holder thereof to subscribe for a maximum number of shares that is sufficient to bring the number of shares owned by Gilead and any of its affiliates to 25.1% of the actually issued and outstanding shares immediately after the issue of the shares that are to be issued upon the relevant exercise of Initial Warrant A. Initial Warrant A has a term of one year starting as of 22 October 2019.

As a result of the exercise of the Initial Warrant A, Gilead subscribed for 2,617,791 shares at €140.59 per share for a total of €368,035,236.69. The new shares were issued on 6 November 2019.

In accordance with Belgian transparency legislation1, Galapagos notes that its total share capital currently amounts to €349,274,259.52, the total number of securities conferring voting rights is 64,571,622, which is also the total number of voting rights (the "denominator"), and all securities conferring voting rights and all voting rights are of the same category. The total number of rights (warrants) to subscribe for not yet issued securities conferring voting rights consists of (i) 5,636,297 warrants under several outstanding employee warrant plans, which equals 5,636,297 voting rights that may result from the exercise of those warrants, and (ii) two warrants issued to Gilead Therapeutics to subscribe for a maximum number of shares that is sufficient to bring the shareholding of Gilead and its affiliates to 25.1% and 29.9%, respectively, of the actually issued and outstanding shares after the exercise of the relevant warrant. Galapagos does not have any convertible bonds or shares without voting rights outstanding.

About Galapagos
Galapagos (Euronext & NASDAQ: GLPG) discovers and develops small molecule medicines with novel modes of action, three of which show promising patient results and are currently in late-stage development in multiple diseases. Our pipeline comprises Phase 3 through to discovery programs in inflammation, fibrosis, osteoarthritis and other indications. Our ambition is to become a leading global biopharmaceutical company focused on the discovery, development and commercialization of innovative medicines. More information at www.glpg.com.

Contacts

Investors:
Elizabeth Goodwin
VP Investor Relations
+1 781 460 1784

Sofie Van Gijsel
Director Investor Relations
+32 485 19 14 15
ir@glpg.com

Media:
Carmen Vroonen
Senior Director Communications & Public Affairs
+32 473 824 874

Evelyn Fox
Director Communications
+31 6 53 591 999
communications@glpg.com

Forward-looking statements
This release may contain forward-looking statements. Such forward-looking statements are not guarantees of future results. These forward-looking statements speak only as of the date of publication of this document. Galapagos expressly disclaims any obligation to update any forward-looking statements in this document, unless specifically required by law or regulation.

1 Belgian Act of 2 May 2007 on the disclosure of major shareholdings in issuers whose shares are admitted to trading on a regulated market and containing various provisions.